UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.     )

Teléfonos de México, S.A.B. de C.V.

(Name of Subject Company)

Teléfonos de México, S.A.B. de C.V.

(Names of Persons Filing Statement)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares

(Title of Class of Securities)

879403780 for L Share ADSs

879403400 for A Share ADSs

(CUSIP Number of Class Securities)

Rafael Robles Miaja

Bufete Robles Miaja, S.C.

Bosque de Alisos 47 A – PB A2 -01

Colonia Bosques de lãs Lomas

México, D.F. 05120, México

(5255) 11051301

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

BOARD OF TELMEX AUTHORIZES

COMMENCEMENT OF AMÉRICA MÓVIL’S TENDER OFFER

Mexico City, Mexico, August 8, 2011; Teléfonos de México, S.A.B. de C.V. (“TELMEX”) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL), announced that its Board of Directors received the proposal of América Móvil, S.A.B. de C.V. (“AMX”) (BMV and NYSE: AMX; NASDAQ: AMOV), to make a public tender offer for all of the outstanding shares of capital stock of TELMEX, excepting those which are owned, directly or indirectly, by AMX, in the terms described below:

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“América Móvil announces tender offer for public shares of Telmex”

Mexico City, Mexico, August 1, 2011 — América Móvil, S.A.B. de C.V. (“AMX ) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that its Board of Directors approved a tender offer for all of the outstanding shares of capital stock of all classes of Teléfonos de México, S.A.B. de C.V. (“Telmex”) that are not already owned, directly or indirectly, by AMX. The tender offer would include those shares that are represented by American Depositary Shares (“ADSs”).

If all shareholders tender, AMX would acquire 40.04% of the outstanding shares of Telmex and would directly or indirectly own 100% of the outstanding Telmex capital stock upon completion of the offer.

The purchase price will be $10.50 Mexican pesos per share payable in cash. This price reflects an 11.1% premium over the average trading price of the “L” share on the Mexican Stock Exchange (Bolsa Mexicana de Valores) over the last 30 days.

If AMX acquires a sufficient number of shares, it intends to delist Telmex from the various stock markets on which its shares are listed.

With this transaction, AMX, a competitive and strong publicly traded Mexican corporation, will be in a position to provide better conditions and more advanced telecommunication services to its customers in Mexico.

The tender offer will be subject to customary conditions, including the receipt of regulatory authorizations.

About AMX

AMX is the leading provider of wireless services in Latin America. As of June 30, 2011, it had 236 million wireless subscribers and 54 million fixed revenue generating units in the Americas.

Legal Disclaimer

Neither AMX nor any of its affiliates has commenced the tender offer to which this communication relates. In connection with the proposed transaction, AMX will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials, as they may be amended from time to time, before making any decision with respect to the offer, because they will contain important information. Shareholders of Telmex may obtain a free copy of the Tender Offer Statement and its exhibits (when available) and other related documents filed by AMX with the SEC at the SEC’s website at www.sec.gov.

The offer will not be made or directed to holders of Telmex common shares in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction, and tenders of Telmex shares will not be accepted from or on behalf of holders in any such jurisdiction. However, AMX may, in its sole discretion, take such action as it may deem necessary to extend the offer in any such jurisdiction.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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The Board of Directors of TELMEX, in accordance with the Company’s by-laws, authorized AMX to commence its tender offer. The Board of Directors of TELMEX also authorized the Company, with the involvement of TELMEX’s Corporate Practices Committee, to hire a financial advisor to render an opinion, as an independent expert upon the fairness of the price that is proposed to be paid by AMX in the proposed tender offer.

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TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V. and subsidiaries that provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

Legal Disclaimer

THIS PRESS RELEASE IS NOT AN OFFER FOR ANY KIND OF SHARES. THE SECURITIES REFERRED HEREIN CANNOT BE SUBJECT TO A PUBLIC OFFER UNTIL THE NATIONAL BANKING AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES”) GRANTS ITS APPROVAL TO SUCH OFFER IN TERMS OF THE SECURITIES EXCHANGE ACT (“LEY DEL MERCADO DE VALORES”).

THIS PRESS RELEASE CONTAINS CERTAIN FORECASTS OR PROJECTIONS, WHICH REFLECT THE CURRENT VIEWS AND/OR EXPECTATIONS OF THE COMPANY AND ITS MANAGEMENT WITH RESPECT TO ITS PERFORMANCE, BUSINESS AND FUTURE EVENTS. THE FORECASTS MAY INCLUDE, WITHOUT LIMITATION, ANY STATEMENT THAT MAY PREDICT, INDICATE OR IMPLY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS, AND MAY CONTAIN TERMS SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “IN OUR OPINION”, “WILL PROBABLY RESULT IN” OR ANY OTHER WORDS OR PHRASES OF SIMILAR MEANING. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS. PLEASE BE ADVISED THAT A NUMBER

OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN THIS RELEASE. IN NO EVENT, NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES, AFFILIATES, DIRECTORS, OFFICERS, AGENTS OR EMPLOYEES WILL BE LIABLE TO THIRD PARTIES (INCLUDING INVESTORS) FOR ANY INVESTMENT DECISION MADE OR ACTION TAKEN IN RELIANCE ON THE INFORMATION CONTAINED IN THIS PRESS RELEASE OR FOR ANY CONSEQUENTIAL, SPECIAL OR SIMILAR DAMAGES.

HOLDERS OF TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (“TMX”) AMERICAN DEPOSITARY SHARES AND HOLDERS OF TMX SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ TMX’S SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) REGARDING THE OFFER OF AMÉRICA MÓVIL, S.A.B. DE C.V. (“AMX”) TO ACQUIRE TMX SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

HOLDERS OF TMX AMERICAN DEPOSITARY SHARES AND HOLDERS OF TMX SHARES MAY OBTAIN FREE COPIES OF TMX’S SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY TMX REGARDING AMX’S OFFER TO ACQUIRE TMX SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

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